FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Second Quarter Financial Results
2.	Nomura Declares Half Year Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 1, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Reports Second Quarter Financial Results

•	Strong first half three segment performance, with pretax income up 134% YoY driven by higher revenues across all three segments and cost controls

•	Best Wealth Management performance in nine years, underpinned by 30% growth in recurring revenue YoY amid progress in asset management business initiatives

•	Investment Management pretax income doubled YoY, driven by best business revenue since division established in April 2021 and improvement in investment gain/loss

•	Strong rebound in Wholesale performance reflecting revenue growth across all business lines and regions and stringent cost controls

•	Second quarter ROE of 11.6%; First-half ROE of 10.1% and dividend of 23 yen per share

Tokyo, November 1, 2024—Nomura Holdings, Inc. today announced its consolidated financial results for the second quarter and first half of the fiscal year ending March 31, 2025.

Net revenue in the second quarter was 483.3 billion yen (US$3.4 billion)1, up 6 percent quarter on quarter and 31 percent year on year. Income before income taxes increased 29 percent from last quarter and 134 percent compared to the second quarter last year to 133.0 billion yen (US$928 million). Net income attributable to Nomura Holdings shareholders was 98.4 billion yen (US$687 million), up 43 percent quarter on quarter and 179 percent year on year.

For the six months to September, Nomura reported net revenue of 937.8 billion yen (US$6.5 billion), up 31 percent from the same period last year. Income before income taxes increased 129 percent to 235.9 billion yen (US$1.6 billion), and net income attributable to Nomura Holdings shareholders was 167.3 billion yen (US$1.2 billion), up 186 percent from the same period last year.

“Our three core businesses reported strong growth in first half pretax income driven by higher revenues and rigorous cost controls. We are seeing results from our medium to long-term initiatives to grow stable revenues and diversify our revenue sources, reaffirming our current strategic direction,” said Kentaro Okuda, Nomura President and Group CEO.

“We delivered our best Wealth Management results in nine years on the back of record high recurring revenue. In Investment Management, pretax income doubled as business revenue reached an all-time high and investment gain/loss improved. Wholesale performance rebounded strongly, reflecting revenue growth in all business lines and regions and disciplined cost controls.

“Looking ahead, we will continue to intensify our global strategy leveraging our Japan franchise to consistently achieve ROE of 8 to 10 percent or more.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 143.25 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2024. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Wealth Management

(billions of yen)	FY2024/25 Q2	QoQ	YoY
Net revenue	116.7	2%	18%
Income (loss) before income taxes	45.3	7%	56%

Wealth Management reported net revenue of 116.7 billion yen, increasing 2 percent quarter on quarter and 18 percent from the same period last year. Income before income taxes was 45.3 billion yen, up 7 percent quarter on quarter and 56 percent year on year.

Wealth Management booked its highest pretax income in nine years as progress in its asset management business initiatives led to a 30 percent increase in recurring revenue compared to last year.

Despite volatile markets, earnings momentum continued with net inflows of recurring revenue assets increasing to 438.3 billion yen, underscoring progress in the division’s segment-based approach and initiatives to expand the asset management recurring business. Recurring revenue was at an all-time high.

Investment Management

(billions of yen)	FY2024/25 Q2	QoQ	YoY
Net revenue	56.1	18%	24%
Income (loss) before income taxes	31.9	38%	38%

Investment Management net revenue was 56.1 billion yen, up 18 percent quarter on quarter and 24 percent year on year. Income before income taxes was 31.9 billion yen, increasing 38 percent from both the previous quarter and year.

Investment Management booked its strongest business revenue since it was established in April 2021 and investment gain/loss improved, doubling the division’s pretax income year on year.

2

The division had solid inflows of 1.1 trillion yen into the investment trust business and the investment advisory and international businesses. Private asset initiatives continued to gain traction, with alternative assets under management remaining over 2 trillion yen despite market factors (yen appreciation).

Wholesale

(billions of yen)	FY2024/25 Q2	QoQ	YoY
Net revenue	263.4	8%	29%
Income (loss) before income taxes	45.3	114%	5.5x

Wholesale reported net revenue of 263.4 billion yen, higher by 8 percent quarter on quarter and 29 percent year on year. Income before income taxes was 45.3 billion yen, up 114 percent from last quarter and 5.5 times from the previous year.

Wholesale performance rebounded strongly on higher revenues across all business lines and regions and rigorous cost controls.

In Global Markets, Macro Products and Equity Products reported stronger revenues. Investment Banking revenues grew as it supported multiple ECM deals in Japan and executed a large M&A transaction in EMEA. Cost-to-income ratio was 83 percent as revenues grew and costs were contained.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a global financial services group with an integrated network spanning approximately 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Wealth Management, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

3

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2024 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

4

Nomura Declares Half Year Dividend

Tokyo, November 1, 2024—Nomura Holdings, Inc. today announced that it has declared a dividend of 23 yen per share to shareholders of record as of the end of September 2024. The dividend will be paid on December 2, 2024.

Cash Dividends

	FY2024/25 Q2	Recent dividend forecast	FY2023/24 Q2
Record date	September 30, 2024	—	September 30, 2023
Dividend per share	Y23.0	—	Y8.0
Total dividends	Y67,974 million	—	Y24,115 million
Payment date	December 2, 2024	—	December 1, 2023
Source of dividends	Retained earnings	—	Retained earnings

Recent Dividends

	Q2	Q4	Annual dividend
FY2022/23	Y5.0	Y12.0	Y17.0
FY2023/24	Y8.0	Y15.0	Y23.0
FY2024/25	Y23.0	TBD	TBD

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning approximately 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Wealth Management, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.